

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

June 24, 2010

<u>**Via U.S. mail and facsimile @ (702) 897-2284**</u>

Linster W. Fox
Chief Financial Officer
Shuffle Master, Inc.
1106 Palms Airport Drive
Las Vegas, NV 89119

   **RE: Shuffle Master, Inc.
     Form 10-K for the Fiscal Year Ended October 31, 2009
     Filed January 14, 2010
     Definitive Proxy Statement on Schedule 14A
     Filed February 12, 2010
     File No. 000-20820**

Dear Mr. Fox:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         Pamela A. Long
         Assistant Director